Exelon Generation Company

December 5, 2012

Mara L. Ransom

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Exelon Generation Company, LLC (the “Company”), Registration Statement on

Form S-4, Filed November 2, 2012, File No. 333-184712

Dear Ms. Ransom:

We respectfully request that the Commission, acting pursuant to Section 8(a) of the Securities Act of 1933, as amended, and pursuant to Rule 461(a) promulgated thereunder, enter an appropriate order declaring the above-captioned Registration Statement on Form S-4 effective as of 4:00 p.m., December 7, 2012, or as soon thereafter as practicable.

In connection with that request, the Company acknowledges: (i) that should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the Registration Statement or this request to Patrick Gillard of Ballard Spahr LLP at (215) 864-8536.

Sincerely,

/s/ Lawrence Bachman, Esq.

Assistant General Counsel

cc: Patrick R. Gillard, Esq.